EXHIBIT 12.1


             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
           (Amounts in thousands of U.S. dollars, except ratios)
                                (Unaudited)

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                                                                            Year Ended December 31,
                                                    ----------------------------------------------------------------------
                                                       2002           2001           2000           1999           1998
                                                    ----------     ----------     ----------     ----------     ----------
 EARNINGS:
        Net income (loss)                             $ 33,242       $118,024     $(504,660)      $(59,904)     $ 120,322
        Minority interest in earnings of
        consolidated subsidiaries                        4,871          5,865         1,944          3,695          5,305
        Provision for income taxes                      51,126         50,369        21,800         31,254         51,374
        Fixed charges                                   87,460        122,313       146,348        131,742        101,842
                                                    ----------     ----------    ----------     ----------     ----------
        Subtotal Earnings                              176,699        296,571      (334,569)       106,787        278,843

    Less:  Undistributed earnings (loss) of less
    than 50% owned affiliates                             (290)           516        (1,189)        (4,371)        (3,550)
                                                    ----------     ----------     ----------     ----------     ----------

   Total                                             $ 176,989      $ 296,055     $(333,380)     $ 111,158      $ 282,393
                                                    ==========     ==========     ==========     ==========     ==========

 FIXED CHARGES:
        Gross interest expense                         $85,312      $ 119,390     $ 142,299      $ 129,072       $ 98,152
        Interest element of rentals                      2,148          2,923         4,049          2,670          3,690
                                                    ----------     ----------     ----------     ----------     ----------

   Total                                               $87,460      $ 122,313     $ 146,348      $ 131,742       $ 101,842
                                                    ==========     ==========     ==========     ==========     ==========

 RATIO OF EARNINGS TO FIXED CHARGES                        2.0            2.4        NM (a)         NM  (b)            2.8
                                                    ==========     ==========     ==========     ==========     ==========


  (a)    For the fiscal year ended December 31, 2000, the Company's fixed charges exceeded its earnings by $479.7 million.
  (b)    For the fiscal year ended December 31, 1999, the Company's fixed charges exceeded its earnings by $20.6 million.

In the computation of the Company's ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, less undistributed earnings (loss) of less than 50% owned affiliates.  Fixed charges consist of interest expense and a reasonable approximation of the interest component included in rental expense.

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